Exhibit 2.2
FIRST AMENDMENT
TO
AGREEMENT AND PLAN OF MERGER
     This FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is dated as of June 5, 2007, and is entered into by and among Cross Shore Acquisition Corporation, a Delaware corporation (“Parent”), Longxia Acquisition, Inc., a Pennsylvania corporation (“Merger Sub”), ReSearch Pharmaceutical Services, Inc., a Pennsylvania corporation (“Target”), and Daniel M. Perlman and Daniel Raynor (the “ RPS Securityholders Committee”).
     WHEREAS, Parent, Merger Sub, Target, the RPS Securityholders Committee and the RPS Securityholders signatories thereto are parties to that certain Agreement and Plan of Merger, dated as of April 26, 2007 (as amended, modified or supplemented from time to time, the “ Merger Agreement ”); and
     WHEREAS, the parties hereto desire to amend the Merger Agreement, subject to the terms and conditions of this Amendment.
     NOW, THEREFORE, in consideration of the agreements and provisions herein contained and for other valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:
1. Definitions. Any capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Merger Agreement.
2. Amendments to the Merger Agreement.
     2.1 Amendment to Section 6.3(a)(ii). Section 6.3(a)(ii) is hereby amended to delete clause (i)(c) thereof.
     2.2 Amendment to Section 6.20. Section 6.20 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:
“Section 6.20 Dividend; Use of Target Closing Cash. To the extent that Excess Cash exists at the Closing, Parent may, as determined in the sole discretion of the Parent Board after the Parent Stockholders’ Meeting but prior to the Closing, use any or all of such Excess Cash to pay a dividend in an amount not to exceed $1.00 per share of Parent Common Stock held by Existing Parent Stockholders or $18,666,668 in the aggregate (excluding shares of Parent Common Stock repurchased from Existing Parent Stockholders who exercise their repurchase rights under Parent’s certificates of incorporation), which dividend, if declared by the Parent Board, shall be payable only if the Closing shall have occurred (the “Cross Shore Dividend”). If declared by the Parent Board, Parent shall pay the Cross Shore Dividend on the payment date established by the Parent Board, which date shall be no more than sixty (60) days following the record date established by the Parent Board for the Cross Shore Dividend. If the Closing occurs, in no event shall the Parent Board rescind or reduce the amount of the Cross Shore

Dividend following the declaration thereof (if applicable). From and after the Closing, the parties acknowledge and agree that, if the Cross Shore Dividend is declared by the Parent Board, each of the Existing Parent Stockholders shall be an intended third party beneficiary of this Section 6.20 and shall be entitled to enforce its terms as if it were a party to this Agreement. For the avoidance of doubt, no RPS Securityholder shall be entitled to receive the Cross Shore Dividend if declared by the Parent Board. Parent shall use the Target Closing Cash and any cash remaining after payment of the Cross Shore Dividend (if applicable) for such purposes as determined from time to time by the Parent Board.”
     2.3 Amendment to Section 8.1 (b). Section 8. 1(b) of the Merger Agreement is hereby amended to delete the reference therein to “July 10, 2007” and to replace such reference with “July 25, 2007.”
     2.4 Amendment to Schedule 10.16. Schedule 10.16 to the Merger Agreement is hereby amended and restated in its entirety to read as set forth on Exhibit A attached hereto.
     2.5 Amendments to Parent Disclosure Letter.
          (a) Section 5.10 of the Parent Disclosure Letter is hereby amended and restated in its entirety to read as set forth on Exhibit B attached hereto.
          (b) Section 5.17 of the Parent Disclosure Letter is hereby amended and restated in its entirety to read as set forth on Exhibit C attached hereto.
3. Continuing Effect. Except as specifically provided herein, the Merger Agreement shall remain in full force and effect in accordance with its terms and is hereby ratified and confirmed in all respects.
4. General Provisions.
     4.1 Governing Law. This Amendment will be governed by and construed and interpreted in accordance with the substantive laws of the State of Delaware (and, to the extent applicable, Federal law), without giving effect to any conflicts of law rule or principle that might result in the application of the laws of another jurisdiction.
     4.2 Counterparts and Effectiveness. This Amendment may be executed in one or more counterparts (including by facsimile or portable document format (.pdf)) for the convenience of the parties hereto, each of which will be deemed an original, but all of which together will constitute one and the same instrument. This Amendment shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto.
     4.3 Amendment. No provision of this Amendment may be amended, modified, supplemented or waived except in accordance with Section 8.3 of the Merger Agreement.
     4.4 Binding Effect. This Amendment will be binding upon and will inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     IN WITNESS WHEREOF, Parent, Merger Sub, Target and the RPS Securityholders Committee have caused this Amendment to be executed as of the date first above written.

PARENT:		TARGET:

CROSS SHORE ACQUISITION CORPORATION		RESEARCH PHARMACEUTICAL SERVICES, INC.

By:	/s/ Dennis M. Smith	By:	/s/ Daniel M. Perlman

Name: Dennis M. Smith		Name: Daniel M. Perlman
Title: Chief Executive Officer		Title: Chief Executive Officer

MERGER SUB:		RPS SECURITYHOLDERS COMMITTEE:

LONGXIA ACQUISITION, INC.
/s/ Daniel M. Perlman

Daniel M. Perlman
By:	/s/ Dennis M. Smith

Name: Dennis M. Smith
Title: Chief Executive Officer		/s/ Daniel Raynor

Daniel Raynor
[Signature Page to First Amendment to Agreement and Plan of Merger]